Exhibit 99.1

Santiago, February 20, 2015
GG/013/2015

Mr. Carlos Pavez Tolosa
Superintendent
Superintendecy of Securities and Insurance
Present

REF.: MATERIAL EVENT NOTICE

For your consideration:

In accordance with the provisions set forth in articles 9 and 10 of the 18.045 Law on Securities Markets and Chapter 18-10 of the Norms’ Compilation of the Banks and Financial Institutions Superintendency, CorpBanca informs you the following material event regarding the company:

On February 20, 2015, CorpBanca held a Board of Directors meeting, in which the members of the Board resolved to inform the public the following event, as a material event notice:

The Board scheduled a general shareholders meeting to be held on March 12, 2015, seeking approval of, among other things, the annual financial statements reflecting profits for Ch$226,259,856,982 for the year 2014 and the Board’s proposal to distribute 50% of such profits generated during 2014, equal to Ch$113,129,928,491, through dividends to be distributed among the Bank’s 340,358,194,234 total outstanding shares, and which, if approved under the terms mentioned above, will amount to a dividend distribution of Ch $0.332384912 per share.

If such distribution is approved, the dividends will be paid once the aforementioned shareholders meeting has been finalized.

In the event the distribution is approved under the terms mentioned above, the shareholders entitled to receive such dividends will be those shareholders registered on the Shareholder Registry 5 business days before the general shareholders meeting was held.

Sincerely yours,

Cristian Canales Palacios
Deputy Chief Executive Officer